SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   Communication Cable, Inc.
                   _________________________
                        (Name of Issuer)

            Common Stock, par value $1.00 per share
            _______________________________________
                 (Title of Class of Securities)

                           2033781004
                           __________
                         (CUSIP Number)


                        James Pasquarelli
          Halcyon/Alan B. Slifka Management Company LLC
                  477 Madison Avenue, 8th Floor
                      New York, N.Y.  10022
       ________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        January 25, 1996
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid within this statement. [ X ]

                       Page 1 of 16 Pages
                    Exhibit Index on Page 12

CUSIP No. 2033781004

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Halcyon/Alan B. Slifka Management Company LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          170,000
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      220,000
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     220,000

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

     8.3%

14
TYPE OF REPORTING PERSON:

     OO-IA

                          Page 2 of 16 Pages

CUSIP No. 2033781004

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Alan B. Slifka and Company, Limited

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          220,000
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      220,000
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     220,000

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES:

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

     8.3%

14
TYPE OF REPORTING PERSON:

     CO

                          Page 3 of 16 Pages

CUSIP No. 2033781004

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Alan B. Slifka

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          220,000
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      220,000
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     220,000

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

     8.3%

14
TYPE OF REPORTING PERSON:

     IN

                          Page 4 of 16 Pages

          ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Statement")

relates to the common stock, par value $1.00 per share (the

"Common Stock"), of Communication Cable, Inc., a North Carolina

corporation (the "Issuer"), whose principal executive offices are located at 1378 Charleston Drive, Sanford, North Carolina 27331.

          ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Halcyon/Alan B. Slifka

Management Company LLC ("Halcyon"), Alan B. Slifka and Company,

Limited ("ABS & Co.") and Alan B. Slifka ("Slifka"), an

individual resident of the State of New York.  Halcyon, ABS & Co.

and Slifka are referred to herein as the "Reporting Persons."

          Halcyon is a limited liability company organized under

the laws of the State of Delaware.  The principal business

address of Halcyon is 477 Madison Avenue, 8th Floor, New York,

New York 10022.  The members of Halcyon are Alan B. Slifka and

Company, Limited, Alan B. Slifka, Herbert S. Adler, John M.

Bader, Randolph W. Slifka, and James W. Sykes (collectively, the

"Members").  ABS & Co. is a corporation organized under the laws of the State of New York and has its principal business address at 477 Madison Avenue, 8th Floor, New York, New York 10022.

Slifka is an individual resident of the State of New York with a mailing address of Alan B. Slifka, c/o Alan B. Slifka and

Company, Limited, 477 Madison Avenue, New York, New York 10022.

          The executive officers and directors of ABS & Co. are

Alan B. Slifka (President and sole director), James Sykes (Vice

President) and James Pasquarelli (Treasurer and Secretary) (the

"Instruction C Persons").

          During the last five years, neither the Reporting

Persons, any Member, nor any Instruction C Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future



                       Page 5 of 16 Pages
violations of, or prohibiting or mandating activities subject to,

federal or state securities laws, or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER

CONSIDERATION.

          The total consideration for the acquisition of the

shares of Common Stock is $2,897,780.  The funds to acquire the shares of Common Stock acquired by Halcyon on behalf of its

clients, including certain of the limited partnerships in which

Halcyon is the general partner, came from the working capital of such clients.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

          On behalf of certain clients to whom Halcyon provides

investment advice and management services, including clients who are limited partnerships in which Halcyon is the general partner,

Halcyon has acquired the Common Stock covered by this Statement for investment purposes.  Halcyon intends to evaluate the

performance of such Common Stock as an investment in the ordinary course of its business.  Halcyon may seek to acquire additional

Common Stock or to dispose of some or all of the Common Stock which it beneficially owns.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, any

further actions taken by unrelated third parties who have

indicated they are seeking control of the Issuer, the financial condition, results of operations and prospects of the Issuer,

alternate investment opportunities, and general economic,

financial market and industry conditions.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  As of January 31, 1996, certain clients of

Halcyon, including certain limited partnerships in which Halcyon is the general partner, beneficially owned 220,000 shares of

Common Stock representing 8.3% of the outstanding shares of

Common Stock.  This percentage is based upon 2,641,033 shares of the Common Stock outstanding as of January 16, 1996, as reported in the Issuer's most recently filed Schedule 14A.  Because

Halcyon has full investment discretion over, including the power to dispose of, the



                       Page 6 of 16 Pages

Common Stock, as of January 31, 1996, Halcyon may be deemed to have beneficially owned 220,000 shares of Common Stock.  Further,

as managing member of Halcyon, ABS & Co. also may be deemed to have beneficially owned 220,000 shares of Common Stock as of

January 31, 1996.  As the sole shareholder of ABS & Co., Slifka also may be deemed to have beneficially owned 220,000 shares of

Common Stock as of January 31, 1996.

          (b)  ABS & Co., as managing member of Halcyon, has sole

power to dispose or direct the disposition of the Common Stock beneficially owned by Halcyon.

          (c)  During the past sixty days, on behalf of certain

of its clients, including certain limited partnerships in which

Halcyon is the general partner, Halcyon has purchased the

following shares of Common Stock, at the following prices, in each case in the over-the-counter market:

          Trade Date  Number of Shares  Price per Share($)
          __________  ________________  __________________
          12/12/95       100            12
          12/12/95       3600           12-1/4
          12/12/95       1400           12-5/16
          12/12/95       4800           12-1/8
          12/12/95       1200           11-9/16
          12/12/95       100            12
          12/12/95       3000           12-1/4
          12/12/95       1100           12-5/16
          12/12/95       4000           12-1/8
          12/12/95       1000           11-9/16
          12/12/95       400            12-1/4
          12/12/95       100            12-5/16
          12/12/95       500            12-1/8
          12/12/95       100            11-9/16
          12/12/95       100            12
          12/12/95       2800           12-1/4
          12/12/95       1100           12-5/16
          12/12/95       3700           12-1/8
          12/12/95       800            11-9/16
          12/13/95       2200           12-3/8

                       Page 7 of 16 Pages

          12/13/95       500            12-5/16
          12/13/95       300            12-3/8
          12/13/95       100            12-5/16
          12/13/95       3000           12-3/8
          12/13/95       700            12-5/16
          12/13/95       2500           12-3/8
          12/13/95       500            12-5/16
          12/14/95       400            12-1/4
          12/14/95       800            12-3/8
          12/14/95       500            12-1/4
          12/14/95       900            12-3/8
          12/14/95       100            12-1/4
          12/14/95       100            12-3/8
          12/14/95       400            12-1/4
          12/14/95       700            12-3/8
          12/19/95       600            12-5/16
          12/19/95       100            12-5/16
          12/19/95       800            12-5/16
          12/19/95       500            12-5/16
          12/20/95       2000           12-5/16
          12/20/95       900            12-5/16
          12/20/95       200            12-5/16
          12/20/95       1500           12-5/16
          12/21/95       1700           12-5/16
          12/21/95       200            12-5/16
          12/21/95       1000           12-5/16
          12/21/95       2100           12-5/16
          12/22/95       500            12-5/16
          12/22/95       1200           12-5/16
          12/22/95       100            12-5/16
          12/22/95       800            12-5/16
          12/27/95       1400           12-5/16
          12/27/95       1900           12-5/16
          12/27/95       1500           12-5/16
          12/27/95       200            12-5/16
          12/28/95       300            12-5/16
          12/28/95       2200           12-5/16
          12/28/95       2700           12-5/16
          12/28/95       2000           12-5/16
          12/29/95       1100           12-5/16
          12/29/95       1500           12-5/16

                       Page 8 of 16 Pages

          12/29/95       1300           12-5/16
          12/29/95       200            12-5/16
          1/2/96         200            12-5/16
          1/2/96         1100           12-5/16
          1/2/96         1500           12-5/16
          1/2/96         1200           12-5/16
          1/3/96         600            12-5/16
          1/3/96         700            12-5/16
          1/3/96         500            12-5/16
          1/3/96         100            12-5/16
          1/10/96        200            12-1/8
          1/10/96        1600           12-1/8
          1/10/96        1800           12-1/8
          1/10/96        1400           12-1/8
          1/11/96        5600           12-1/8
          1/11/96        7400           12-1/8
          1/11/96        6200           12-1/8
          1/11/96        800            12-1/8
          1/15/96        200            12-1/16
          1/15/96        1600           12-1/16
          1/15/96        1900           12-1/16
          1/15/96        1300           12-1/16
          1/16/96        2800           12-7/8
          1/16/96        400            12-7/8
          1/16/96        3100           12-7/8
          1/16/96        3700           12-7/8
          1/23/96        2400           14-1/4
          1/23/96        2000           14-1/4
          1/23/96        200            14-1/4
          1/23/96        1900           14-1/4
          1/25/96        8000           14-1/4
          1/25/96        6700           14-1/4
          1/25/96        800            14-1/4
          1/25/96        6200           14-1/4
          1/30/96        10000          14-1/4
          1/31/96        39000          14-1/4
          1/31/96        1000           14-3/16

          Except as described above, no Reporting Person has

effected any transactions in the Common Stock during the past sixty days.



                       Page 9 of 16 Pages

          (d)  Certain clients of Halcyon, including certain

limited partnerships in which Halcyon is the general partner,

have the right to receive dividends from the Common Stock.

          (e)  Not Applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO
                    SECURITIES OF THE ISSUER.

          No Reporting Person is a party to any contract,

arrangement, understanding or relationship with respect to any securities of the Issuer.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Joint Filing Agreement, dated February 1, 1996,

between Halcyon/Alan B. Slifka Management Company LLC, Alan B.

Slifka and Company, Limited, and Alan B. Slifka.

          (2)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Halcyon/Alan B. Slifka Management Company

LLC.

          (3)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka and Company, Limited.

          (4)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka.















                       Page 10 of 16 Pages

                           SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC


                              By: /s/ James H. Schropp

                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    February 1, 1996




                              ALAN B. SLIFKA AND COMPANY,
                              LIMITED


                              By: /s/ James H. Schropp

                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    February 1, 1996



                              ALAN B. SLIFKA


                              By: /s/ James H. Schropp

                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    February 1, 1996










                       Page 11 of 16 Pages

                        INDEX TO EXHIBITS

   Exhibit No.               Exhibit                               Page

    (1)      Joint Filing Agreement dated February 1, 1996 between

             Halcyon/Alan B. Slifka Management Company LLC, Alan B.

             Slifka and Company, Limited, and Alan B. Slifka.       13

    (2)      Power of Attorney appointing James H. Schropp

             attorney-in-fact for Halcyon/Alan B. Slifka

             Management Company LLC.                                14

     (3)     Power of Attorney appointing James H. Schropp

             attorney-in-fact for Alan B. Slifka and Company,

             Limited.                                               15

     (4)     Power of Attorney appointing James H. Schropp

             attorney-in-fact for Alan B. Slifka.                   16



























                       Page 12 of 16 Pages